UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   April 2006

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX


1. AGM Statement dated 27 April 2006


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: April 27, 2006                               By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: April 27, 2006                               By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary



                       BARCLAYS PLC ANNUAL GENERAL MEETING

                             THURSDAY 27 APRIL 2006

                   CHAIRMAN'S STATEMENT BY MATTHEW W. BARRETT

I am honoured to be reporting to you once again, on behalf of the Board, on our stewardship of Barclays during 2005.

This year saw Barclays achieve yet another record financial performance with a 15% increase in profit before tax (PBT) to over GBP5.2bn. This enabled us to increase your dividend by 11%. Our total shareholder return (TSR) over the first 2 years of the current 4 year target period was 34%.

It was also a year of significant progress and accelerating momentum in advancing our growth strategy on both the domestic and international fronts.

Customer satisfaction improved across the board. As a result we did more business with existing customers and attracted a significant number of new ones.

The levels of employee engagement and morale - so crucial to providing quality service to customers - improved. The organisation and workforce was further strengthened by recruitment of outstanding young people fresh from universities and business schools and, selectively, by attracting seasoned, proven professionals in many disciplines to accelerate growth. Barclays is regarded as an "employer of choice" for the best and the brightest talent and this augers well for the future development of the business.

In the area of Corporate Responsibility, our approach is founded on the concept of "Responsible Banking", and is an integral part of the way we do business. Ensuring Barclays remains a leading company in the field of Corporate Responsibility is a central element of our overall strategy to position Barclays as one of the world's leading banks, and is one the Board has endorsed. We publish today our seventh successive Corporate Responsibility Report which highlights the areas both where we are regarded as leading-edge, and those areas where we can and will do more in the future.

I believe we made particularly good progress during the year in the areas of Financial Inclusion, Human Rights and in tackling the problems of climate change. It was particularly encouraging that we were recognised externally as the bank that has done most - worldwide - to advance thinking and action in the area of Financial Inclusion. We also retained our membership of the Dow Jones Sustainability Index and the FTSE4Good Index, both of which require us to demonstrate responsible business practices. I encourage you to take a copy of the report; I am confident you will find the report more readable and accessible than in previous years.

Given the strength of the overall performance, the Board has asked me to publicly give its thanks to more than 100,000 employees worldwide for their dedication, hard work and accomplishments in 2005.

I have touched lightly on the highlights of performance for shareholders, customers, employees and the community at large. Our CEO, John Varley, will provide to you more details on these topics in a few minutes.

Before I ask John to comment, I would like to give you an update on Board and governance developments at Barclays over the past year.

Sir David Arculus will be retiring as a Director at the end of today's meeting, having given Barclays distinguished service as a Non-Executive Director over the last nine years. He has made an enormous contribution as a Director and as a member of our HR and Remuneration Committee and the Corporate Governance and Nominations Committee. On behalf of the Board and, if I may, all shareholders, I would like to thank David for his significant contribution and service to the Board over the past 9 years.

There were a number of Board additions during 2005. John Sunderland, Chairman of Cadbury Schweppes and Bob Steel, who was Vice-Chairman of Goldman Sachs prior to his retirement, joined the Board as Non-Executive Directors on 1 June. John and Bob bring to the Board experience of managing at the highest level in large, multi-national organisations. Bob Diamond, President, and CEO Investment Banking and Investment Management also joined the Board last year in recognition of the increasing contribution to the Group of the businesses that he leads.

I am also delighted to welcome today Fulvio Conti, who joined the Board on 1 April. Fulvio is Chief Executive of Enel, one of Europe's largest utility groups. These additions further strengthen your Board which now has a collection of skills, competencies, experiences and perspectives highly relevant to the business of Barclays. They also add expert knowledge of international market places important to our strategy.

I am particularly saddened to report that Sir Nigel Mobbs, who served as a Director for over 20 years until his retirement in April 2003, died late last year. He is greatly missed.

To conclude, I'm pleased to report that we have received positive feedback on both our corporate governance practices themselves and the quality and transparency of our reporting. Our Charter of Expectations, which sets out the role description for each board position and the requirements that the Directors are expected to meet to fulfil it, has been described to be at the leading edge of good practice by an independent specialist. This provides comfort to shareholders on a very important subject.

I can report to shareholders that we once again conducted a thorough and formal review of the performance and effectiveness of the Board, Board Committees and individual Directors during 2005. The review concluded that the Board and its Committees continue to operate effectively and the performance of each of the Directors standing for re-election is fully effective.

Let me now ask John Varley, Group Chief Executive, for his review of 2005.


                   CHIEF EXECUTIVE'S STATEMENT BY JOHN VARLEY

Thank you, Chairman. Good morning, Ladies and Gentlemen. I am pleased to have the opportunity to give you an update on our progress in 2005. But before I talk about that progress, and about our financial performance, let me start with some strategic context.

We want your company to be one of the handful of universal banks, leading the global financial services industry. It's an ambition which we believe is achievable, thanks to the power of the Barclays brand, and to our diversified portfolio of businesses. In executing our strategy, we're clear about what we're seeking to achieve on your behalf. That is: higher growth.

The pursuit of higher growth is what drives our investment priorities and this is what has led us to diversify our businesses, and our geographical presence. International credit cards, the capital markets, and institutional money management are examples of high growth areas in the Industry.

So we've been investing heavily in Barclaycard International, Barclays Capital, and Barclays Global Investors.

We believe that one of the fastest growing markets for financial services will be the Republic of South Africa - and so last year we bought a controlling stake in Absa, the leading retail bank in South Africa.

As a result of all this investment, not only is the distribution of our profits by business a lot broader than it was five years ago. We are also increasingly diversified by geography. Forty per cent of our profits now come from outside the UK - up from 20% five years ago. And we want this to increase. We expect that the plans that we have for our existing portfolio of businesses will enable us to achieve an approximately even balance between UK and international profits over the next three years.

We believe that internationalising the profit base of Barclays helps us to grow. We tap into new markets, we identify and serve new customer segments, we develop new products and we build relationships with new customers. Internationalisation also helps us to protect our earnings by mitigating the impact of adverse economic conditions in one part of the portfolio on the performance of the Group as a whole.

Diversification matters, because diversification and growth are closely linked.

2005 was the latest in a series of growth years. In terms of total shareholder return over the last five years, we rank fourth in our peer group, which comprises the twelve leading banks in the world. Our compound growth in income over the last five years has been 13%. The compound growth in dividends is also 13%.

In other words, as we execute our strategy to become one of the leading universal banks, we seek to ensure that you feel well rewarded for your investment.

I hope that the growing diversity of the Group will become clear as I talk about each of our businesses in turn.

Let me start with UK Banking - the business that encompasses our branch network and our corporate banking relationships here in the UK.

In 2005, profit in the retail part of this business - UK Retail Banking - grew by 7% or by 12% on a like for like basis. Our 2005 performance here is an improvement on what I reported to you twelve months ago when I said, of 2004, that year-on-year profit growth had been broadly flat. We believe that we can lift the profits of UK Retail Banking significantly, through improved performance in long term savings and investments, general insurance and mortgages. We have been laying the tracks which enable us to achieve this.

The performance of UK Retail Banking in 2005 shows that the business is starting to respond to the changes that we have been making. When you look at the performance of a retail business, you should also look at customer flows - because the ability to attract new customers is a critical sign of the health of your franchise. These flows were encouraging in UK Retail Banking in 2005:

400,000 new current account customers
500,000 new registrants for our online banking service
250,000 new savings account customers
140,000 new customers of our fee-based Additions account.

So whilst we have a lot further to go in UK Retail Banking - and I'm very clear about that - I'm confident that we're on the move.

UK Business Banking, the second component of UK Banking, is the biggest profit contributor in Barclays. It performed well in 2005, with profits up 10% or 15% on a like for like basis. The business model here is based on industry expertise and relationship management. Our relationship teams are made up of sector specialists, who have a deep understanding of the business of their clients. It's a formula that's both distinctive and successful.

I'll turn now to our global businesses, starting with Barclays Capital.

Last year, Barclays Capital again delivered very strong profit growth: up 25%. Its income is increasingly diversified, both by product and geography. What drove the record profits of Barclays Capital in 2005 is continuing good performance in the core businesses with additional growth from newer areas in which we've been investing, such as credit derivatives, commodities and equity products. This business mix, with its strong client focus, is important to sustainability and growth.

Next: Barclays Global Investors the world's leading institutional money manager. BGI had another outstanding year, with profits up by over 60%. Funds under management now total over $1.5 trillion. 70% of BGI's income comes from outside the UK, and our global client base has grown from 1,800 five years ago, to 2,800 today. These include 200 clients, for each of whom we manage more than one billion dollars. One reason BGI has been so successful in attracting new clients, and net new assets, is because of its investment performance, which is outstanding. And of course, the growth of BGI is underpinned both by demographics and by the fiscal pressure on governments to provide creative retirement solutions.

Profit growth of over 50% in Wealth Management in 2005 demonstrates that we've turned the corner in this business. Both customer and asset growth showed good progress during the year. Customer deposits and assets under management grew 11% to over GBP78 billion. I want Wealth Management to be an engine of growth in Barclays. It's a classic synergy play. Combined with our manufacturing and structuring capability across the Group, and with our UK and international distribution base, we have the necessary ingredients for considerable growth.

Barclaycard has long been an engine of growth for your company. Compound growth in profit over the four years up to and including 2004 was 16%.

But, in 2005, the profits of Barclaycard fell. This was the result of two things: rising bad debts in the United Kingdom, and increased investment in our international cards business. With the downturn in consumer confidence last year, we have been, more then ever, thoughtful about responsible lending.

In 2005, we turned down over 50% of the applications we received for new credit cards in the UK. We were cautious when setting credit limits. We carefully monitored early warning signs of customers experiencing difficulties. Through Barclaycard, we were the prime mover behind a scheme to share information with other lenders, so that we can more easily identify customers who need our help. We have specialist teams dedicated to helping customers in financial difficulty, and we've long been a supporter of the National Debt Line, Citizens Advice, the Money Advice Trust, and other organisations, which offer practical help to customers who request it.

As a counterweight to cyclical trends our strategy at Barclaycard has been one of diversification through partnerships in the UK (for example, with Sky Television), and through expansion overseas. We now have over four million international credit cards being used by non-UK customers. We have multiple sources of momentum in this part of the business: in Scandinavia (through our joint venture with Swedbank); in Barclaycard US (formerly known as Juniper - the business we bought at the end of 2004); in Spain; and now in South Africa.

There is a handful of credit card companies in the world that have genuinely exportable competence, and Barclaycard is one of them. So this will continue to be an area of strategic emphasis for us.

Our second source of profit diversification is International Retail and Commercial Banking, or IRCB as we call it.

Within IRCB, the Iberian businesses are performing strongly. The core engine in Spain is a strong retail banking platform. Through acquiring Banco Zaragozano in 2003, which we've now rebranded Barclays, we increased the number of customers, and the number of branches, by about 200% - we now have about 500 branches in Spain and about half a million customers.

Since last year's AGM, we have acquired the majority stake in Absa. Absa is the largest retail bank in South Africa, and our investment there is the biggest we've ever made outside the UK. Absa is performing strongly: its pre tax profit contribution in the 5 months since completion in 2005 was GBP335 million, and its performance is well ahead of the acquisition business plan. As with Spain, we have acquired a strong retail banking platform, but with Absa we've also acquired a powerful retail brand. That's a good combination in a market that's seeing spectacular growth in demand for banking products.

That gives you an update on each business area.

I'll say a few words about the progress we've been making in strengthening what we refer to as "franchise health" - in other words, how we're doing with customers, colleagues and communities.

I have said to you before that when we talk about franchise health, there are two simple, but important, tests for us.

Do our customers and clients value their relationship with Barclays?

Are the people of Barclays proud to work here?

Our record financial performance in 2005 suggests that our customers do value their relationship with us. But in some parts of the Group we need to work harder at earning their loyalty. The quality of our service needs to be consistent - and excellent - throughout our businesses.

This leads me to the second test - which is whether our colleagues are proud to work for Barclays.

The answer is yes: our survey of employee opinion in 2005 showed that 76% of our employees are proud to work for Barclays, up 13% from two years ago. Our people understand, and I believe are excited by, the vision of becoming one of the few universal banks leading the global industry and what they have to do, to help achieve it. I see this for myself as I visit our operations. And whether I am visiting a branch in Luton or Nairobi or Lisbon or the trading floor in Tokyo or a call centre in Johannesburg or Cardiff, I am continually struck by our people's loyalty to Barclays, and their commitment to our customers.

We are a people business. Relationships with customers lie at the heart of what we do. Despite the advance of technology, and the automation of much of banking activity (which has been good for the industry), we win, and keep, business, thanks to the quality of our people, and the relationships that they build with customers and clients.

That Barclays enjoyed a very good year in 2005 is down to our people. And I thank them sincerely.

The third element of our franchise health is community.

In 2005, we committed over GBP39 million in support of community projects, both in the UK and overseas. Across the Group, 26,000 employees took part in fundraising and volunteering activities.

We contributed to the fight against HIV/Aids in Africa, by supporting our employees with free testing, counselling and treatment.

In the area of financial inclusion, we have made good progress in creating better access to banking services for people in society who have not been well served by our industry. We've opened about 380,000 Basic Bank Accounts over the last three years. In 2005, we launched Barclaycard Horizons, a programme to help indebted single parents. And we started an initiative in central London to extend basic banking facilities to the homeless.

Our growth - and the growth of other banks - has contributed to the strength of the communities we serve - and to the economies in which we operate. How is this? As a bank, our role is to facilitate the taking of manageable risk whether our customer is a single parent, wanting a mortgage to buy a flat in Manchester, or the finance director of an American multinational, wanting to hedge its exposure to fluctuating oil prices.

If a country has a banking sector that is capable of helping customers take such risks, then that country will be richer (by which I mean that its economy will be stronger). We only have to look at the recent experience of Japan to see what happens to a country when its banks lose their appetite to lend. Economic growth stagnates. Japan is now recovering quickly, and one of the key drivers of its economic growth is that the banks are lending again.

If I were to sum up what I see in the results of your company in 2005: it is that diversity and growth go hand in hand.

As for 2006, we have made a good start, continuing the trends we saw in 2005, and building on the strong momentum we brought into the year.

A strong banking sector is one of the pillars of a stable society. So our growth in 2005 is good for our shareholders and for this country and for the many other countries in the world, where Barclays does business.

Thank you.

                                     -END-


For further information please contact:

Investor Relations                        Media Relations
------------------                        ---------------
Mark Merson/James S Johnson               Alistair Smith/Jo Thethi
+44 (0) 20 7116 5752/2927                 +44 (0) 20 7116 6132/6217


This document contains certain forward-looking statements within the meaning of
Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, impairment charges, business strategy, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, the further development of standards and interpretations under IFRS applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, as well as UK domestic and global economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation, progress in the integration of Absa into the Group's business and the achievement of synergy targets related to Absa, the outcome of pending and future litigation, and the impact of competition - a number of which factors are beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements. Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.